5.   **401(k) PLAN**

The Company sponsors a 401(k) retirement savings plan for the benefit of its employees. Contributions to the plan included in employee compensation and benefits were $61,932 for the year ended December 31, 2015.

6.   **COMMITTMENTS AND CONTINGENCIES**

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $15,000 of settlement costs in 2015.

On October 28, 2014, the Company entered into a Software and Service Agreement with a third party vendor to provide back-office account surveillance software application and support. The initial term of the agreement extends through December 31, 2017, thereafter renewing annually, unless canceled by either party. Future minimum payments and implementation fees under this agreement for the next tw0 years is as follows: 2016 - $158,800 and 2017 - $69,300.

On February 3, 2015, the Company entered into a separate Software and Service Agreement with a third party vendor to provide a back-office order processing, workflow and a document storage application. The contract's initial term is for three years and renews annually thereafter, unless canceled. Prepaid implementation fees of $109,750 were made in 2015.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

7.   **RELATED PARTY TRANSACTIONS**

The Company acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors, Inc. (KAI), a registered investment advisor and related party. As the introducing broker/dealer, KSI provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the year ended December 31, 2015, the Company earned management fees for this back office support of $1,668,513. On December 31, 2015, KSI owed KAI $104,124. During 2015, KSI paid management fees totaling $930,000 to two corporations owned by the stockholders of Kovack Financial LLC the parent of KSI.